

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2022

Saundra Pelletier
Chief Executive Officer
Evofem Biosciences, Inc.
12400 High Bluff Drive, Suite 600
San Diego, CA 92130

  Re: Evofem Biosciences, Inc.
   Registration Statement on Form S-1
   Filed September 23, 2022
   File No. 333-267591

Dear Ms. Pelletier:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jason Drory at 202-551-8342 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Melanie Levy